June 11, 2007
Mr. William H. Thompson
Branch Chief
Securities and Exchange Commission
     Division of Corporation Finance
Mail Stop 3561
100 F Street, NE
Washington, D. C. 20549

Re:	Liz Claiborne, Inc. Form 10-K for Fiscal Year Ended December 30, 2006 Filed February 28, 2007 Form 10-Q for Fiscal Quarter Ended March 31, 2007 Filed May 1, 2007 Commission File No. 1-10689
Dear Mr. Thompson,
Thank you for your letter dated June 7, 2007 with respect to the above-captioned filings. We provide in this letter, for your consideration, our responses with respect to your comments. For your convenience, we have included the text of your comments.
Form 10-K for Fiscal Year Ended December 30, 2006
Item 9A. Controls and Procedures, page 47
1.	You state that your Chief Executive Officer and Chief Financial Officer concluded that your disclosure controls and procedures were effective in ensuring that all material information required to be filed in the annual report has been made known to them in a timely fashion. In future filings, please revise your disclosure to state, if true, that your Chief Executive Officer and Chief Financial Officers concluded that your disclosure controls and procedures were effective to ensure that information required to be disclosed is recorded, processed, summarized and reported within the time periods specified and that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your principal executive and principal financial officers, to allow timely decisions regarding required disclosure. Alternatively, your principal executive and principal financial officers may provide a conclusion regarding the effectiveness of your disclosure controls and procedures, as defined by Exchange Act Rule 13a-15(e) without explicitly providing the definition. If you provide any part of the definition in your effectiveness conclusion, you should provide the entire definition. Please confirm to us that your conclusion regarding the effectiveness of your disclosure controls and procedures would not change had such disclosure been included in this filing.

In our future filings we will revise our disclosure to include the following: “Our management, under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated our disclosure controls and procedures at the end of each of our fiscal quarters. Our Chief Executive Officer and Chief Financial Officer concluded that as of December XX, 200X our disclosure controls and procedures were effective to ensure that information required to be disclosed is recorded, processed, summarized and reported within the time periods specified and that information required to be disclosed in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our principal executive and principal financial officers, to allow timely decisions regarding required disclosure.” We will also disclose whether there were any changes to our internal control over financial reporting and discuss them as appropriate.

Our conclusion regarding the effectiveness of our disclosure controls and procedures would not change had the above disclosure been included in our December 30, 2006 filing on Form 10-K.
Financial Statements, page F-1
Note 10. Commitments, Contingencies and Other Matters and Note 24. Legal Proceedings
2.	In future filings, please revise to provide the disclosures required by paragraphs 8, 9 and 10 of SFAS 5, or tell us why you believe such disclosures are not required. Specifically, please disclose the nature of accrual (s) made pursuant to paragraph 8 of SFAS 5 and if material, the amount of such accrual (s). If no accrual is made because one or both of the conditions in paragraph 8 are not met, or if an exposure to loss exists in excess of the amount (s) accrued, disclosure of the contingency shall be made when there is at least a reasonable possibility that a loss or additional loss may have been incurred. The disclosure should provide an estimate of the possible loss or range of loss or state that such an estimate cannot be made. Additionally, we note your disclosure that “Although the outcome of any such actions cannot be determined with certainty, management is of the opinion that the final outcome of any of these actions should not have a material adverse effect on the Company’s results of operations or financial position.” In future filings, please disclose whether management expects any of the pending legal actions or other contingent liabilities to have a material effect on your liquidity in addition to their assessment of whether any such actions are expected to have a material adverse effect on your results of operations or financial position. Refer to SFAS 5 and FIN 14.

We believe that we have accrued for all known claims in accordance with SFAS 5 based on our best estimates of the likely outcomes. For those pending actions where the outcomes are uncertain, and for which we have no evidence at the time of our filings that there is a probability of a loss, or any potential loss cannot be reasonably estimated, we believe that the final outcome of any of those actions would not have a material adverse effect on the Company’s results of operations, liquidity, cash flows or financial position.

In future filings we will include additional disclosure where appropriate, with respect to loss contingencies and related accruals, as required, in accordance with paragraphs 8, 9 and 10 of SFAS 5 including a disclosure of the estimate or a statement of when such an estimate cannot be made. Additionally, we will include our assessment as to our expectations regarding any potential impact those pending legal actions may have on our Company’s liquidity in addition to our results of operations and financial position.
In connection to responding to the Staff’s comments, the Company hereby acknowledges that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in our filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	We may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

If you have any questions regarding our responses, or, if you require additional information, please call me at 212-626-3074.
Sincerely,
Michael Scarpa
Liz Claiborne, Inc.
Chief Operating Officer
And Chief Financial Officer

Cc:	Sondra Snyder William L. McComb Robert S. Karp Elaine H. Goodell Nicholas J. Rubino